UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED PARTNERS LIMITED PARTNERSHIP
                               SMITHTOWN BAY, LLC
                         GLOBAL CAPITAL MANAGEMENT, INC.
                               JOHN D. BRANDENBORG
                                 MICHAEL J. FREY
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 WITH A COPY TO:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                       TRANSACTION VALUATION:* $36,250,000
                         AMOUNT OF FILING FEE: $2,932.63

================================================================================

   * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 50,000 UNITS AT A PURCHASE PRICE OF $725 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

   |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

                  Amount Previously Paid:                $2,932.63

                  Form or Registration No.:              005-54933

                  Filing Party:              Kalmia Investors, LLC

                  Date Filed:                      January 8, 2004

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   |X|    Third-party tender offer subject to Rule 14d-1

   [ ]    Issuer tender offer subject to Rule 13e-4

   [ ]    Going-private transaction subject to Rule 13e-3

   [ ]    Amendment to Schedule 13D under Rule 13d-2

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (which together with this Amendment No. 1 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on January 8, 2004, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 50,000 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $725 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after December 31, 2003, in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2004, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)-1 and (a)(1)-2, respectively. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser. The 50,000 Units specified above constitute approximately 37% of the outstanding Units.

This Amendment No.1 is filed to reflect the mailing of a letter by the Purchaser to Westin Realty Corp. on January 9, 2004 (see Exhibit (a)(1)-7 included herein), and amend Item 5 of the Schedule TO to reflect such mailing.

The information set forth in the Offer to Purchase (see Exhibit (a)(1)-1 included herein) is incorporated in this Schedule TO by reference, in answers Items 1 through 4 and Items 6 through 11 of this Tender Offer Statement.

ITEM 5.           PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in Section 9 ("Past Contacts, Transactions, Negotiations an Agreements") of the Offer to Purchase is incorporated herein by reference.

         Item 5 of the Schedule TO is hereby amended and supplemented to amend and supplement the information set forth in Section 9 "Past Contacts, Transactions, Negotiations an Agreements" of the Offer to Purchase as follows:

         On January 9, 2004, the Purchaser sent a letter to Westin Realty Corp., the general partner of the Partnership, which stated that the Purchaser believed that Westin Realty Corp. should recommend to the Unitholders who have tendered to Starwood pursuant to Starwood's offer to purchase that they should withdraw their Units from Starwood and tender them to Purchaser.


ITEM 12.       EXHIBITS.

  (a)(1)-1     Offer to Purchase, dated January 8, 2004.*
  (a)(1)-2     Agreement of Sale.*
  (a)(1)-3     Cover Letter, dated January 8, 2004, from Purchaser to
               Unitholders.*
  (a)(1)-4     Summary Publication of Notice of Offer, dated January 8, 2004.*
  (a)(1)-5     Unaudited financial statements for the years ended December
               31, 2002 and 2001, and unaudited statements of financial condition as of November 30, 2003, September 30, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*
  (a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels Limited
               Partnership to WHLP Acquisition LLC.*
  (a)(1)-7     Letter to General Partner from Purchaser, dated January 9, 2004.
  (b)          Not applicable.
  (d)          Not applicable.
  (g)          Not applicable.
  (h)          Not applicable.

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*previously filed

Item 13           INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          KALMIA INVESTORS, LLC

                            By: Smithtown Bay, LLC
                                Its Manager

                            By: Global Capital Management, Inc.
                                Its Manager

                            By: /s/ Michael J. Frey
                                -------------------
                                Name: Michael J. Frey
                                Title: Chief Executive Officer

                           Dated: January 9, 2004

                          SMITHTOWN BAY, LLC

                            By: Global Capital Management, Inc.
                            Its Manager

                            By: /s/ Michael J. Frey
                                -------------------
                                Name: Michael J. Frey
                                Title: Chief Executive Officer

                            Dated: January 9, 2004

                          MERCED PARTNERS LIMITED
                          PARTNERSHIP

                            By: Global Capital Management, Inc.
                            Its General Partner

                            By: /s/ Michael J. Frey
                                -------------------
                                Name: Michael J. Frey
                                Title: Chief Executive Officer

                            Dated: January 9, 2004

                          GLOBAL CAPITAL
                          MANAGEMENT, INC.

                            By: /s/ Michael J. Frey
                                -------------------
                                Name: Michael J. Frey
                                Title: Chief Executive Officer

                            Dated: January 9, 2004

                          MICHAEL J. FREY

                            By: /s/ Michael J. Frey
                                -------------------

                            Dated: January 9, 2004

                          JOHN D. BRANDENBORG

                            By: /s/ John D. Brandenborg
                                -----------------------

                          Dated: January 9, 2004

                                  EXHIBIT INDEX

Exhibit           Description                                         Page
Number
-------------     -----------------                                   --------

(a)(1)-1          Offer to Purchase, dated January 8, 2004.
(a)(1)-2          Agreement of Sale.*
(a)(1)-3          Cover Letter, dated January 8, 2004, from
                  Purchaser to Limited Partners.*
(a)(1)-4          Summary Publication of Notice of Offer dated
                  January 8, 2004.*
(a)(1)-5          Unaudited financial statements for
                  the years ended December 31, 2002
                  and 2001, and unaudited statements
                  of financial condition as of
                  November 30, 2003, September 30,
                  2003, June 30, 2003 and March 31,
                  2003, of Merced Partners Limited
                  Partnership.*
(a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels Limited Partnership to WHLP Acquisition LLC.*
(a)(1)-(7)        Letter to General Partner from
                  Purchaser, dated January 9, 2004.
(b)               Not applicable.
(d)               Not applicable.
(g)               Not applicable.
(h)               Not applicable.


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*previously filed